UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number:

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On December 9, 2009, GSME Acquisition Partners I (the “Company”) announced that holders of its units can separately trade the ordinary shares and warrants included in such units commencing on or about December 14, 2009.  The ordinary shares and warrants will be quoted on the OTC Bulletin Board under the symbols GSMXF and GSMWF, respectively.  Units not separated will continue to be quoted on the OTC Bulletin Board under the symbol GSMEF.  A copy of the press releases issued by the Company announcing the separation of the units is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 9, 2009	GSME ACQUISITION PARTNERS I

	By:	/s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Chairman

By:	/s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer